FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of May 2003

                           Sanitec International S.A.
                         19-21 boulevard du Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|   No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    Sanitec International S.A.
                                                            (Registrant)


                                                  By:  /s/ Timo Lehto
                                                       ---------------------
                                                  Name:    Timo Lehto
                                                  Title:   Principal Accounting
                                                           Officer and Director

28 May 2003

                           FORWARD-LOOKING STATEMENTS

         This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our registration statement on Form F-4, filed with the SEC on January 30, 2003, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

INTERIM FINANCIAL REPORT JANUARY - MARCH 2003

SANITEC

(UNAUDITED)

                                                                     28 May 2003
                                                                    Page 2 of 20


TABLE OF CONTENTS



Highlights.....................................................................3

Basis of Financial Presentation................................................3

Tables.........................................................................5

   Consolidated Statements of Operations.......................................5

   Consolidated Balance Sheets, Assets.........................................6

   Consolidated Balance Sheets, Shareholders' Equity and Total Liabilities.....7

   Consolidated Statements of Cash Flows.......................................8

   Consolidated Statements of Operations......................................10

   Segments...................................................................11

Operating and Financial Review................................................12

Quantitative and Qualitative Disclosures About Market Risk....................18

                                                                     28 May 2003
                                                                    Page 3 of 20


HIGHLIGHTS

o SALES FOR THE QUARTER WERE DOWN FROM THE FIRST QUARTER 2002 BY EUR 9.6 MILLION OR 3.8% IN TOTAL. EXCLUDING CURRENCY EXCHANGE IMPACT OF EUR 5.5 MILLION, THE DECLINE WAS 1.6%.

o DESPITE LOWER SALES, EBITDA IMPROVED BY EUR 3.0 MILLION OR 8.7% TO EUR 37.5 MILLION. THIS CORRESPONDS TO 15.5% OF NET SALES (13.7% LAST YEAR). SAVINGS IN CERAMICS PRODUCTION, PURCHASING, AND SG&A COSTS CONTRIBUTE TO THE IMPROVED RESULT.

o OPERATING PROFIT FOR THE FIRST QUARTER INCREASED TO EUR 15.1 MILLION OR 6.2% OF NET SALES COMPARED TO 4.9% DURING THE FIRST QUARTER OF 2002.

o TOTAL INDUSTRIAL CAPITAL EXPENDITURE WAS EUR 5.2 MILLION OR 2.1% OF NET SALES, A DECREASE OF EUR 2.5 MILLION OR 32.5% AGAINST LAST YEAR.

o THE NET INDEBTEDNESS WAS EUR 720.4 MILLION EXCLUDING THE SHAREHOLDER AND PIK LOANS.


BASIS OF FINANCIAL PRESENTATION

Sanitec International S.A. is a limited liability company established and registered with the Commercial Register in Luxembourg. Sanitec International S.A. was incorporated on May 8, 2001 and remained dormant until activated to issue the EUR 260 million High Yield Senior Notes in May 2002. Sanitec International S.A. became the parent company of Pool Acquisition Netherlands B.V. on April 3, 2002 when all the shares in Pool Acquisition Netherlands B.V. were transferred as contribution in kind to Sanitec International S.A. The ultimate parent company of Sanitec International S.A. is Pool Acquisition S.A., a limited liability company established and registered with the Commercial Register in Luxembourg.

Pool Acquisition Netherlands B.V. was a limited liability company established and registered with the Commercial Register in the Netherlands. The company was incorporated on May 10, 2001 and became the parent company of Sanitec Oy, formerly Pool Acquisition Helsinki Oy on November 14, 2001. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

Sanitec Oy, formerly Pool Acquisition Helsinki Oy was established and registered as a limited liability company with the Commercial Register in Finland on April 6, 2001 in order to acquire Sanitec Oyj. This acquisition took place on June 7, 2001. On March 31, 2002, Sanitec Oyj was merged with its parent company Sanitec Oy, formerly Pool Acquisition Helsinki Oy, which changed its name to Sanitec Oy, in English Sanitec Corporation, as of the same date.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Finland ("Finnish GAAP"). Certain information and footnote disclosures normally included in financial statements presented in accordance with such generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of interim financial information have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2002.

Accounting principles and valuation methods applied under Finnish GAAP when preparing the interim financial statements as of March 31, 2003 are materially the same as those applied for the year ended December 31, 2002. The preparation of financial statements in conformity with Finnish GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements, including the quarterly information disclosed, include the financial statements of the parent company and its wholly and over 50% owned subsidiaries at the end of the financial period concerned. The acquisition of Sanitec Oyj by Sanitec Oy, formerly Pool Acquisition Helsinki Oy on June 7, 2001 was accounted for as a purchase business combination. Restructuring provisions related to the Group management's plans for the Sanitec Oyj acquisition are included as a component of goodwill. Such goodwill is amortized according to plan over a period of

                                                                     28 May 2003
                                                                    Page 4 of 20


20 years, and the goodwill amortization is disclosed as a separate item in the consolidated statements of operations.

                                                                     28 May 2003
                                                                    Page 5 of 20


TABLES


CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Millions of euro)                                       POOL
                                                                    ACQUISITION
                                                                    NETHERLANDS              SANITEC INTERNATIONAL S.A.(1)
                                                                    B.V.
                                                                    ----------------------------------------------------------------
                                                                            (unaudited)       (unaudited)         (unaudited)
                                                                            Period from      Period from          Period from
                                                                            January 1 -       January 1 -         January 1 -
                                                                              March 31,          June 30,       September 30,
                                                                                   2002              2002                2002
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         251.5             508.6               745.5
Other operating income                                                              0.9               3.6                 4.5
Operating expenses:
     Cost of products sold - materials and consumables                           (77.9)           (157.1)             (235.4)
     Personnel                                                                   (78.8)           (157.8)             (226.0)
     Outside services                                                            (24.0)            (49.1)              (71.6)
     Depreciation and writedowns                                                 (11.1)            (27.8)              (38.8)
     Amortization of goodwill                                                    (11.1)            (22.3)              (33.6)
     Other operating expenses                                                    (37.2)            (74.6)             (108.0)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                   12.3              23.5                36.6
Other income (expenses):
Equity in income (loss) of associated companies                                     0.1               0.2                 0.2
Other income and expenses, net                                                   (21.0)            (54.5)              (77.0)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS                          (8.6)            (30.9)              (40.2)
Income taxes                                                                      (5.6)            (13.6)              (18.5)
Minority interests                                                                (0.2)             (0.3)               (0.5)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss).                                                               (14.4)            (44.8)              (59.2)
====================================================================================================================================
EBITDA                                                                             34.5              73.6               109.0

                                                                              SANITEC INTERNATIONAL S.A.(1)

                                                                          -----------------------------------
                                                                             (unaudited)         (unaudited)
                                                                             Period from         Period from
                                                                             January 1 -         January 1 -
                                                                            December 31,           March 31,
                                                                                    2002                2003
-------------------------------------------------------------------------------------------------------------
Net sales                                                                          985.4               241.9
Other operating income                                                               7.5                 1.6
Operating expenses:
     Cost of products sold - materials and consumables                           (308.8)              (73.7)
     Personnel                                                                   (299.5)              (75.6)
     Outside services                                                             (94.6)              (22.0)
     Depreciation and writedowns                                                  (51.4)              (11.4)
     Amortization of goodwill                                                     (44.1)              (11.0)
     Other operating expenses                                                    (142.4)              (34.7)
-------------------------------------------------------------------------------------------------------------
Operating profit                                                                    52.1                15.1
Other income (expenses):
Equity in income (loss) of associated companies                                      0.5                 0.5
Other income and expenses, net                                                   (100.4)              (24.3)
-------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS                          (47.8)               (8.7)
Income taxes                                                                      (26.4)               (5.7)
Minority interests                                                                 (0.6)               (0.2)
-------------------------------------------------------------------------------------------------------------
Net income (loss).                                                                (74.8)              (14.6)
=============================================================================================================
EBITDA                                                                             147.6                37.5

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                     28 May 2003
                                                                    Page 6 of 20


CONSOLIDATED BALANCE SHEETS, ASSETS

(Amounts in millions of euro)                                  POOL ACQUISITION
                                                               NETHERLANDS B.V.            SANITEC INTERNATIONAL S.A. (1)
                                                         ---------------------------------------------------------------------------
                                                                    (unaudited)            (unaudited)            (unaudited)
                                                                   At March 31,            At June 30,       At September 30,
                                                                           2002                   2002                   2002
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets and other long-term investments
Intangible assets, net
       Goodwill                                                           760.2                  751.7                  746.3
       Other intangible assets                                             30.5                   43.1                   44.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                          790.7                  794.8                  790.9
Property, plant and equipment, net:
       Land                                                                52.4                   54.6                   55.0
       Buildings                                                           95.1                   90.8                   90.5
       Machinery and equipment                                            102.8                   96.9                   94.9
       Other tangible assets                                                6.7                    6.5                    6.2
       Advances paid and construction in progress                          16.3                   18.7                   20.3
------------------------------------------------------------------------------------------------------------------------------------
                                                                          273.4                  267.5                  266.8
Long-term investments and receivables:
       Investment securities                                                1.0                    1.1                    1.1
       Other receivables.                                                  10.0                    9.5                    9.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                           11.0                   10.6                   10.7

Investments in associated companies                                        40.1                   35.2                   35.6
------------------------------------------------------------------------------------------------------------------------------------

Total fixed assets and other long-term investments                      1,115.2                1,108.1                1,104.0

Current assets
Inventories
       Finished goods                                                      85.2                   83.3                   76.9
       Work in progress                                                    17.9                   19.0                   18.9
       Raw material                                                        60.0                   59.3                   58.4
------------------------------------------------------------------------------------------------------------------------------------
                                                                          163.1                  161.6                  154.3

Trade accounts receivable                                                 182.5                  189.2                  176.7
Loans receivable..                                                          6.4                    7.1                    6.4
Prepaid expenses and accrued income                                        40.4                   29.9                   26.7
Deferred tax assets                                                         5.8                    4.9                    4.7
Other current assets                                                       13.9                   13.7                   13.3
Cash and cash equivalents                                                  51.6                   29.3                   54.0
------------------------------------------------------------------------------------------------------------------------------------
                                                                          300.7                  274.1                  281.9

Total current assets                                                      463.9                  435.7                  436.2

Total assets                                                            1,579.1                1,543.8                1,540.2
====================================================================================================================================

                                                               SANITEC INTERNATIONAL S.A. (1)
                                                         ----------------------------------------
                                                                                      (unaudited)
                                                           At December 31,           At March 31,
                                                                      2002                   2003
-------------------------------------------------------------------------------------------------
Fixed assets and other long-term investments
Intangible assets, net
       Goodwill                                                      721.5                  707.7
       Other intangible assets                                        45.1                   43.5
-------------------------------------------------------------------------------------------------
                                                                     766.6                  751.2
Property, plant and equipment, net:
       Land                                                           73.1                   72.4
       Buildings                                                     111.0                  106.8
       Machinery and equipment                                       100.9                   94.4
       Other tangible assets                                           6.2                    5.9
       Advances paid and construction in progress                     11.2                   12.4
-------------------------------------------------------------------------------------------------
                                                                     302.4                  291.9
Long-term investments and receivables:
       Investment securities                                           0.8                    0.5
       Other receivables.                                              9.2                    9.2
-------------------------------------------------------------------------------------------------
                                                                      10.0                    9.7

Investments in associated companies                                   33.8                   33.0
-------------------------------------------------------------------------------------------------

Total fixed assets and other long-term investments                 1,112.8                1,085.8

Current assets
Inventories
       Finished goods                                                 78.2                   80.7
       Work in progress                                               21.9                   23.1
       Raw material                                                   56.5                   58.0
-------------------------------------------------------------------------------------------------
                                                                     156.6                  161.8

Trade accounts receivable                                            154.5                  179.5
Loans receivable..                                                     6.0                    5.5
Prepaid expenses and accrued income                                   22.1                   20.0
Deferred tax assets                                                      -                      -
Other current assets                                                  14.4                   23.1
Cash and cash equivalents                                             34.6                   14.1
-------------------------------------------------------------------------------------------------
                                                                     231.6                  242.2

Total current assets                                                 388.2                  404.0

Total assets                                                       1,501.0                1,489.8
=================================================================================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

                                                                     28 May 2003
                                                                    Page 7 of 20


CONSOLIDATED BALANCE SHEETS, SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES

(Amounts in millions of Euro)

                                                             POOL ACQUISITION              SANITEC INTERNATIONAL S.A. (1)
                                                             NETHERLANDS B.V.
                                                        ----------------------------------------------------------------------------
                                                                  (unaudited)             (unaudited)              (unaudited)
                                                                 At March 31,             At June 30,         At September 30,
                                                                         2002                    2002                     2002
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Share capital                                                       30.0                    10.0                     10.0
     Share premium funds                                                120.0                   140.1                    140.1
     Other reserves                                                     (0.3)                   (8.4)                    (6.5)
     Retained earnings (deficit)                                       (17.3)                  (23.9)                   (24.6)
     Net income (loss) for the period                                  (14.4)                  (44.8)                   (59.2)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                              118.0                    73.0                     59.7

Minority interests                                                        4.0                     2.9                      3.1

Provisions                                                               97.9                    98.8                     96.0

Non-current liabilities:
     Long term debt, excluding current installments                     734.7                   732.9                    733.2
     Shareholder loans and subordinated loans                           372.2                   378.7                    378.7
     Deferred tax liabilities                                              -                       -                        -
------------------------------------------------------------------------------------------------------------------------------------
                                                                      1,106.9                 1,111.5                  1,111.9
Current liabilities:
     Current debt                                                        19.5                    13.0                      3.6
     Current installments of long-term debt                              15.4                    22.2                     23.7
     Trade accounts payable                                              86.9                    93.0                     83.9
     Accrued expenses and deferred income                               111.7                   115.2                    143.2
     Other current liabilities                                           18.8                    14.2                     15.1
------------------------------------------------------------------------------------------------------------------------------------
                                                                        252.3                   257.6                    269.5

Total liabilities                                                     1,359.2                 1,369.2                  1,381.4

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES                            1,579.1                 1,543.8                  1,540.2
====================================================================================================================================

                                                                 SANITEC INTERNATIONAL S.A. (1)

                                                         --------------------------------------------
                                                                                         (unaudited)
                                                            At December 31,              At March 1,
                                                                       2002                     2003
-----------------------------------------------------------------------------------------------------
Shareholders' equity:
     Share capital                                                     10.0                     10.0
     Share premium funds                                              140.1                    140.1
     Other reserves                                                   (9.6)                   (15.1)
     Retained earnings (deficit)                                     (25.0)                  (102.6)
     Net income (loss) for the period                                (74.8)                   (14.6)
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                             40.7                     17.8

Minority interests                                                      3.2                      3.3

Provisions                                                             94.1                     92.3

Non-current liabilities:
     Long term debt, excluding current installments                   719.6                    719.5
     Shareholder loans and subordinated loans                         405.0                    405.0
     Deferred tax liabilities                                           7.9                      9.8
-----------------------------------------------------------------------------------------------------
                                                                    1,132.5                  1,134.3
Current liabilities:
     Current debt                                                       4.9                      3.3
     Current installments of long-term debt                            26.1                     25.8
     Trade accounts payable                                            92.5                     86.9
     Accrued expenses and deferred income                              94.6                     98.0
     Other current liabilities                                         12.4                     28.1
-----------------------------------------------------------------------------------------------------
                                                                      230.5                    242.1

Total liabilities                                                   1,363.0                  1,376.4

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES                          1,501.0                  1,489.8
=====================================================================================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002

                                                                     28 May 2003
                                                                    Page 8 of 20


CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of Euro)                            POOL ACQUISITION            SANITEC INTERNATIONAL S.A.
                                                         NETHERLANDS B.V.
                                                      --------------------------------------------------------------------
                                                              (unaudited)        (unaudited)           (unaudited)
                                                              Period from        Period from           Period from
                                                              January 1 -           April 1-                July 1
                                                               March  31,            June 30,        September 30,
                                                                     2002                2002                 2002
--------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                                     12.3                11.1                 13.2
Intangibles, property, plant and equipment, net
    Depreciation, amortization and writedown                         22.1                28.0                 22.3
    Selling profit / (loss) of fixed assets                           0.0               (0.2)                (0.1)
--------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                             34.5                38.9                 35.3

Changes in working capital
    Current assets, non-interest bearing,
     (increase) /decrease                                          (15.2)              (12.4)                 15.8
    Inventories, (increase) / decrease                              (0.9)               (1.9)                  7.7
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                           (16.7)                 6.5               (15.4)
--------------------------------------------------------------------------------------------------------------------------
                                                                   (32.7)               (7.9)                  8.0
 Cash flow from operating activities before
financial items and taxes                                             1.7                31.0                 43.4
Interest expenses paid                                             (11.3)              (19.1)                (5.5)
Interest income received                                              1.6                 1.0                  1.0
Other financial income received and paid                              3.2                 2.6                  3.9
Income taxes paid.                                                  (6.9)               (1.8)                (2.4)
--------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities (A)                            (11.7)                13.7                 40.3
==========================================================================================================================

Cash flow from investing activities:
Investments in other tangible and intangible
assets                                                              (7.7)              (32.1)                (9.8)
Proceeds from sale of tangible and  intangible
assets                                                                2.3                 0.9                  0.1
--------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities (B)                             (5.4)              (31.1)                (9.7)
==========================================================================================================================

                                                                        SANITEC INTERNATIONAL S.A.

                                                       ------------------------------------------------------
                                                        (unaudited)          (unaudited)
                                                        Period from          Period from         Period from
                                                        October 1 -    January 1 - March         January 1 -
                                                       December 31,            March 31,        December 31,
                                                               2002                 2003                2003
-------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                               15.5                 15.1                52.1
Intangibles, property, plant and equipment, net
    Depreciation, amortization and writedown                   23.1                 22.4                95.5
    Selling profit / (loss) of fixed assets                     0.8                    -                 0.5
-------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                       39.4                 37.5               148.1

Changes in working capital
    Current assets, non-interest bearing,
     (increase) /decrease                                      12.9               (36.1)                 1.0
    Inventories, (increase) / decrease                        (3.4)                (8.3)                 1.5
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                     (10.4)                (0.3)              (36.0)
-------------------------------------------------------------------------------------------------------------
                                                              (0.9)               (44.7)              (33.5)
 Cash flow from operating activities before
financial items and taxes                                      38.5                (7.2)               114.6
Interest expenses paid                                       (30.5)                (8.2)              (66.5)
Interest income received                                        0.7                  0.9                 4.3
Other financial income received and paid                      (8.3)                  2.6                 1.4
Income taxes paid.                                            (3.6)                (5.0)              (14.7)
-------------------------------------------------------------------------------------------------------------
Cash flow from operating activities (A)                       (3.2)               (16.9)                39.1
=============================================================================================================

Cash flow from investing activities:
Investments in other tangible and intangible
assets                                                       (14.1)                (5.2)           (63.7)(1)
Proceeds from sale of tangible and  intangible
assets                                                          2.1                  0.3                 5.4
-------------------------------------------------------------------------------------------------------------
Cash flow from investing activities (B)                      (12.0)                (4.9)              (58.3)
=============================================================================================================

(1) EUR 23.8 million relates to refinancing costs for converting the Junior loan to High Yield Senior notes and other capitalized debt issuance costs. EUR 3.8 million refers to the buy-out of Sanitec's minority shareholders.

                                                                     28 May 2003
                                                                    Page 9 of 20


(Continues from previous page, amounts in millions of euro)

                                                        POOL ACQUISITION            SANITEC INTERNATIONAL S.A..
                                                        NETHERLANDS B.V.
                                                        -------------------------------------------------------------------
                                                               (unaudited)        (unaudited)           (unaudited)
                                                               Period from        Period from           Period from
                                                               January 1 -           April 1-                July 1
                                                                March  31,            June 30,        September 30,
                                                                      2002                2002                 2002
---------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                               (0.6)                 0.3                 0.0
Current loans increase / (decrease)                                   (1.4)               (4.6)               (9.4)
New long term loans                                                     2.9               277.3               (0.0)
Amortization of long term loans                                         0.0             (276.3)                 0.0
Dividends paid                                                          0.0               (1.2)                 0.0
Other changes, including exchange rate changes                        (0.3)               (0.3)                 3.5
---------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities (C)                                 0.7               (4.8)               (5.9)
===========================================================================================================================

Change in cash and cash equivalents (A+B+C), increase
/ (decrease)                                                         (16.4)              (22.2)                24.7
===========================================================================================================================
Cash and cash equivalents at the beginning of                          68.0                51.6                29.3
period
Cash and cash equivalents at the end of period                         51.6                29.3                54.0
---------------------------------------------------------------------------------------------------------------------------

Reconciliation of cash and equivalents
As previously reported                                                 68.0                51.6                29.3
Foreign exchange adjustment                                             0.0                 0.0                 0.0
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of                          68.0                51.6                29.3
period
Change in cash and equivalents                                       (16.4)              (22.2)                24.7
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period                         51.6                29.3                54.0
===========================================================================================================================

                                                                        SANITEC INTERNATIONAL S.A..

                                                         -----------------------------------------------------
                                                          (unaudited)          (unaudited)
                                                          Period from          Period from         Period from
                                                          October 1 -    January 1 - March         January 1 -
                                                         December 31,            March 31,        December 31,
                                                                 2002                 2003                2003
--------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                         (0.1)                 0.3               (0.3)
Current loans increase / (decrease)                               5.7               (1.7)               (9.7)
New long term loans                                               0.0                 3.2               280.2
Amortization of long term loans                                 (7.6)                  --             (283.9)
Dividends paid                                                    0.0                  --               (1.2)
Other changes, including exchange rate changes                  (2.1)                 1.7                 0.8
--------------------------------------------------------------------------------------------------------------
Cash flow from financing activities (C)                         (4.1)                 3.5              (14.1)
==============================================================================================================

Change in cash and cash equivalents (A+B+C), increase
/ (decrease)                                                   (19.3)              (18.3)              (33.3)
==============================================================================================================
Cash and cash equivalents at the beginning of                                        32.4                67.9
period                                                           54.0
Cash and cash equivalents at the end of period                   34.6                14.1                34.6
--------------------------------------------------------------------------------------------------------------

Reconciliation of cash and equivalents
As previously reported                                           54.0                34.6                68.0
Foreign exchange adjustment                                     (0.1)               (2.2)               (0.1)
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of                                        32.4                67.9
period                                                           53.9
Change in cash and equivalents                                 (19.3)              (18.3)              (33.3)
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period                   34.6                14.1                34.6
==============================================================================================================

                                                                     28 May 2003
                                                                   Page 10 of 20


CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions of euro)

                                                                POOL ACQUISITION               SANITEC INTERNATIONAL S.A.
                                                                NETHERLANDS B.V.
                                                            ------------------------------------------------------------------------
                                                                     Period from           Period from            Period from
                                                                     January 1 -             April 1 -               July 1 -
                                                                       March 31,              June 30,          September 30,
(unaudited)                                                                 2002                  2002                   2002
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                  251.5                 257.1                  236.9
Other operating income                                                       0.9                   2.7                    0.9
Operating expenses
    Cost of products sold, materials and consumables                      (77.9)                (79.2)                 (78.3)
    Personnel                                                             (78.8)                (79.0)                 (68.3)
    Outside services                                                      (24.0)                (25.1)                 (22.5)
    Depreciation and writedowns                                           (11.1)                (16.8)                 (11.0)
    Amortization of goodwill                                              (11.1)                (11.2)                 (11.3)
    Other operating expenses                                              (37.2)                (37.4)                 (33.3)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                            12.3                  11.1                   13.2
====================================================================================================================================
EBITDA                                                                      34.5                  39.1                   35.5
====================================================================================================================================

                                                             ---------------------------------------
                                                                 Period from             Period from
                                                                 October 1 -             January 1 -
                                                                December 31,               March 31,
                                                                        2002                   2003
----------------------------------------------------------------------------------------------------
NET SALES                                                              239.9                  241.9
Other operating income                                                   3.0                    1.6
Operating expenses
    Cost of products sold, materials and consumables                  (73.4)                 (73.7)
    Personnel                                                         (73.5)                 (75.6)
    Outside services                                                  (23.0)                 (22.0)
    Depreciation and writedowns                                       (12.5)                 (11.4)
    Amortization of goodwill                                          (10.5)                 (11.0)
    Other operating expenses                                          (34.5)                 (34.7)
----------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                        15.5                   15.1
====================================================================================================
EBITDA                                                                  38.5                   37.5
====================================================================================================

                                                                     28 May 2003
                                                                   Page 11 of 20


SEGMENTS

(Amounts in millions of euro)

                                              POOL ACQUISITION                          SANITEC INTERNATIONAL S.A.
                                              NETHERLANDS B.V.
                                              --------------------------------------------------------------------------------------
                                                       Period from           Period from          Period from           Period from
                                                       January 1 -             April 1 -             July 1 -           October 1 -
                                                         March 31,              June 30,        September 30,          December 31,
(unaudited)                                                   2002                  2002                 2002                  2002
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
    Bathroom Ceramics                                        159.5                 160.7                149.5                 150.0
    Bath and Shower Products                                  74.0                  79.0                 69.5                  71.1
    Vacuum Sewage Systems                                     17.9                  17.5                 17.9                  18.8
------------------------------------------------------------------------------------------------------------------------------------
Total net sales...                                           251.5                 257.1                236.9                 239.9

EBITDA
    Bathroom Ceramics                                         23.4                  25.7                 25.2                  25.4
    Bath and Shower Products                                   9.6                  12.5                  9.0                  12.0
    Vacuum Sewage Systems                                      1.5                   0.9                  1.3                   1.1
------------------------------------------------------------------------------------------------------------------------------------
Total EBITDA......                                            34.5                  39.1                 35.5                  38.5

Net sales by region:
    Central Europe                                            48.1                  44.6                 47.7                  41.5
    South-West Europe                                         41.1                  39.6                 32.5                  29.2
    UK and Ireland                                            24.9                  27.3                 27.0                  31.2
    Benelux                                                   22.9                  22.6                 18.6                  20.6
    Southern Europe                                           19.8                  24.1                 18.9                  20.4
    Central Eastern Europe                                    15.8                  17.3                 18.7                  15.9
    North-East Europe                                         54.9                  57.6                 49.7                  55.7
    Export                                                     6.1                   6.5                  5.9                   6.6
    Evac                                                      17.9                  17.5                 17.9                  18.8
------------------------------------------------------------------------------------------------------------------------------------
    Total                                                    251.5                 257.1                236.9                 239.9

                                         SANITEC INTERNATIONAL S.A.

                                          -------------------------
                                                        Period from
                                                        January 1 -
                                                          March 31,
                                                               2003
--------------------------------------------------------------------
Net Sales
    Bathroom Ceramics                                         155.6
    Bath and Shower Products                                   68.4
    Vacuum Sewage Systems                                      17.9
--------------------------------------------------------------------
Total net sales...                                            241.9

EBITDA
    Bathroom Ceramics                                          25.7
    Bath and Shower Products                                   10.3
    Vacuum Sewage Systems                                       1.5
--------------------------------------------------------------------
Total EBITDA......                                             37.5

Net sales by region:
    Central Europe                                             45.1
    South-West Europe                                          41.0
    UK and Ireland                                             24.2
    Benelux                                                    21.7
    Southern Europe                                            21.3
    Central Eastern Europe                                     13.1
    North-East Europe                                          52.5
    Export                                                      5.1
    Evac                                                       17.9
--------------------------------------------------------------------
    Total                                                     241.9

                                                                     28 May 2003
                                                                   Page 12 of 20


OPERATING AND FINANCIAL REVIEW

The discussion and analysis below provides information which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and analysis may contain management's evaluations and statements reflecting our views about the future performance and may constitute forward-looking statements. These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, the nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors which may or may not be discussed below may affect our performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The events which occurred in the United States on September 11, 2001, the conflict in Iraq and further actions which have ensued or could ensue, may influence the global economic environment substantially and could have a material impact on our projected performance.

The discussion below in this subsection includes a comparison of the consolidated historical financial statements of Sanitec International S.A. for the period from January 1, 2003 to March 31, 2003 and the consolidated historical financial statements of Pool Acquisition Netherlands B.V. for the period from January 1, 2002 to March 31, 2002, both in accordance with Finnish GAAP.

NOTE! FIGURES IN BRACKETS INDICATE AMOUNTS FOR THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR. FOR FURTHER COMPARISONS, PLEASE REFER TO THE INCLUDED FINANCIAL STATEMENTS.


NET SALES

CONSOLIDATED. Net sales for the first quarter 2003 were strongly influenced by currency exchange rates and the protracted economic cool off in the Central European and Central Eastern European regions. Net sales for the quarter were EUR 241.9 million (251.5 million), a decrease of 3.8% or EUR 9.6 million. A total of EUR 5.5 million or 57.3% of the variance was due to changes in currency exchange rates in the U.K. and Poland. Excluding the currency exchange impact, net sales decreased EUR 4.1 million or 1.6%. Improved sales in the Southern European region, generated mostly from repositioning the Pozzi-Ginori brand in a more premium segment, as well as from levelling off of the sales decline at vacuum sewage systems, were not sufficient to offset the aforesaid negative market and currency exchange impact.

BATHROOM CERAMICS. Bathroom ceramics had net sales in the first quarter 2003 of EUR 155.6 million (159.5 million), a decrease of EUR 4.0 million or 2.4% over the first quarter of 2002. This variance is due mostly to the impact of foreign currency exchange rates and the economic downturn in Poland.

BATH AND SHOWER PRODUCTS. Bath and shower products net sales for the first quarter of 2003 were EUR 68.4 million (74.0 million), a decrease of EUR 5.6 million or 7.6% compared to the first quarter of 2002. The impact of foreign currency exchange rates, continuing sluggish demand in the Central European Region, especially Germany, and the downturn in the Polish economy were the main drivers in this decrease.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems net sales for the first quarter of 2003 were EUR 17.9 million (17.9 million). The spare parts sales and the train business showed improvement. However, this was not enough to offset the business lost due to the overall airline industry downturn.


OPERATING EXPENSES

The cost savings programs implemented in 2002 and continuing in 2003 showed solid results in the first quarter of 2003. Total operating expenses were EUR
228.4 million (240.1 million), a decrease of EUR 11.7 million or 4.9% compared to the first quarter of last year.

                                                                     28 May 2003
                                                                   Page 13 of 20


The cost of products sold - materials and consumables - was EUR 73.7 million, which is 5.4% or EUR 4.2 million below the first quarter of 2002. The strategic purchasing initiative started in 2002 is now showing positive effects, especially in the sourcing of materials and components for the Bath and shower products business.

Personnel costs improved on the first quarter of 2002 ending at EUR 75.6 million which is EUR 3.2 million or 4.1% lower than the prior year. The restructuring of the ceramic production network and the execution of sales, general, and administration costs reduction plans are the primary drivers of this positive variance.

The cost of outside services also developed better than the first quarter of the prior year being EUR 22.0 million, which is EUR 2.0 million or 8.3% lower than in 2002. Aside from the lower freight costs due to reduced sales volumes, reductions in subcontracting spending were also made.

Other operating expenses, net, decreased by 6.7% or EUR 2.5 million to EUR 34.7 million compared to the first quarter of 2002. This variance is strongly effected by the sales, general, and administration cost reduction programs, which were started in 2002 and continue in 2003. The integration and consolidation of the administration functions in the German and Italian companies continued to have a positive influence on these expenses.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization for the first quarter of 2003 were EUR 22.4 million, which was substantially in line with the first quarter of 2002 being only EUR 0.2 million or 0.9% higher.


OPERATING PROFIT

Operating profit for the first quarter of 2003 was EUR 15.1 million (12.3 million), an increase of EUR 2.8 million or 22.8% over the first quarter of 2002. In the first quarter of 2003 operating profit margin increased to 6.2% of net sales compared to 4.9% in the first quarter of the previous year. Restructuring in the ceramics production network as well as savings in sales, general, and administration costs contributed to this increase.


EBITDA

The EBITDA for the first quarter of 2003 was EUR 37.5 million or EUR 3.0 million, i.e. 8.7%, higher than in the first quarter of the prior year despite net sales finishing lower than in the same period last year. This improvement was driven by the strategic purchasing initiatives to lower the cost of material and components, the restructuring of the ceramics production network to reduce production costs, and the programs executed to cut sales, general, and administration expenses.

BATHROOM CERAMICS. Bathroom ceramics EBITDA for the first quarter of 2003 was EUR 25.7 million (23.4 million), an increase of EUR 2.3 million or 9.8%. Along with various improvements in sales, general, and administration expenses, the key drivers of this increase were the gains made through the restructuring of the ceramics production network.

BATH AND SHOWER PRODUCTS. Bath and shower products EBITDA for the first quarter of 2003 was EUR 10.3 million (9.6 million), up EUR 0.7 million or 7.3% from the first quarter in 2002. The strategic purchasing initiatives enacted to reduce the cost of component material had a strong impact on this increase. Raw material costs have been successfully reduced specifically in the glass, aluminum, and acrylic areas.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems EBITDA for the first quarter of 2003 was EUR 1.5 million, exactly on par with the first quarter of 2002. As a result of the industry downturn, there was a continuing shift in this segment from the high margin aviation and marine businesses to the lower margin train business. There was also a slight increase in the spare parts sales, which contributed to the retained level of profitability.

                                                                     28 May 2003
                                                                   Page 14 of 20


OTHER INCOME & EXPENSES, NET

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, writedowns on financial assets, and interest expenses and other financial expenses; in other words it represents our net financial position.

Other income and expenses, net, expenses increased by EUR 3.3 million or 15.7% to EUR 24.3 million for the first quarter of 2003 compared to the first quarter of 2002. This difference was caused by an increase in the effective interest rate recognized on the Junior Credit Facility for the first quarter of 2002 compared to the interest rates on High Yield Senior Notes for the first quarter of 2003. Also, the interest expenses were increased due to capitalization of the interest on shareholder and PIK-loans, as well as interest income decreasing due to a decline in cash and bank balances.


INCOME TAXES

Income taxes during the first quarter of 2003 were EUR 5.7 million (5.6 million). Cash payments of tax in the quarter were EUR 5.0 million (6.9 million).


CAPITAL EXPENDITURE

Industrial capital expenditure in the first quarter of 2003 was 5.2 million, which is EUR 2.5 million or 32.5% lower than the same quarter in the previous year. This reflects the focusing of our capital spending, apart from the normal maintenance investments, on selected strategically vital targets only.


PERSONNEL

At the end of the first quarter of 2003, Sanitec had 8,230 employees, which is 271 fewer than at the same time in 2002 and 69 people less than the number employed on December 31, 2002. The headcount reductions resulted from plant closures in Germany and the UK and personnel reductions in sales, general and administration areas. These reductions were partially offset by an increase in the number of personnel at our plants in low cost regions.


NET INDEBTEDNESS

(Amounts in millions of Euro)

                                    POOL ACQUISITION                SANITEC INTERNATIONAL S.A.
                                   NETHERLANDS. B.V.
                                   ---------------------------------------------------------------------------
                                                  At          At             At             At             At
                                           March 31,    June 30,  September 30,   December 31,      March 31,
                                                2002        2002           2002           2002           2003
--------------------------------------------------------------------------------------------------------------
Total debt (including
shareholder loan and PIK loan)               1,141.7     1,146.7        1,139.3        1,155.6        1,154.0

Cash and bank balances (-)                      51.6        29.3           54.0           34.6           14.1

Shareholder loan (-)                           312.2       312.0          312.0          334.3          334.3

PIK loan (-)                                    60.0        66.7           66.7           70.7           70.7
--------------------------------------------------------------------------------------------------------------
Total net debt (1)                             717.9       738.7          706.6          716.0          734.9

Interest bearing receivables /
short-term (-)                                   6.0         6.3            6.0            5.9            5.5

Interest bearing receivables /
long-term (-)                                    9.1         9.0            9.1            9.0            9.0
--------------------------------------------------------------------------------------------------------------
Net indebtedness (excluding
shareholder loan and PIK loan)                 702.7       723.4          691.5          701.1          720.4


                                                                     28 May 2003
                                                                   Page 15 of 20


--------------------------------------------------------------------------------------------------------------
Shareholder loan (+)                           312.2       312.0          312.0          334.3          334.3

PIK loan (+)                                    60.0        66.7           66.7           70.7           70.7

--------------------------------------------------------------------------------------------------------------
Net indebtedness (incl.
shareholder loan and PIK loan)               1,074.9     1,102.1        1,070.2        1,106.1        1,125.4

(1) We define total net debt as the total of long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.

                                                                     28 May 2003
                                                                   Page 16 of 20


DEVELOPMENT OF NET INDEBTEDNESS AND EXPLANATION ON NET CASH MOVEMENT FOR OPERATING, INVESTING AND FINANCING ACTIVITIES DECEMBER 2002 - MARCH 2003.

                                                                                                      SANITEC
                                                                                                INTERNATIONAL
(Amounts in millions of Euro)                                                         CHANGE             S.A.
--------------------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) DECEMBER 2002                                   1,106.1

Change of net indebtedness
    Decrease in interest bearing debt                                                   (1.6)
    Decrease in interest bearing loan receivable                                         0.4
    Decrease in cash and cash equivalents                                               20.5
Increase of net indebtedness December 2002 - March 2003                                                  19.3
--------------------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCL. SHAREHOLDER LOAN AND PIK) MARCH 2003                                          1,125.4
--------------------------------------------------------------------------------------------------------------
Uses/sources
--------------------------------------------------------------------------------------------------------------
Uses/sources non-cash effective
    Exchange variance of liabilities                                                                      3.6
Uses/sources cash effective
    Cash flow from operating activities                                               (16.9)
    Cash flow from investing activities                                                (4.9)
    Other variances                                                                    (1.1)           (22.9)
--------------------------------------------------------------------------------------------------------------
INCREASE OF NET INDEBTEDNESS DECEMBER 2002 - MARCH 2003                                                (19.3)
==============================================================================================================



LIQUIDITY AND CAPITAL RESOURCES

Under our senior credit facility, we are required to make the following repayments of principal through 2007:



Year                                                     (Amount in
                                                  millions of Euro)
--------------------------------------------------------------------
2003 (April - December)                                        25.8

2004                                                           39.2

2005                                                           48.2

2006                                                           58.2

2007                                                           67.2

Thereafter                                                    246.7
--------------------------------------------------------------------
Total Senior Credit                                           485.3
====================================================================

                                                                     28 May 2003
                                                                   Page 17 of 20


As of March 31, 2003, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR 1,150.3 million, and our total short-term debt amounted to EUR 3.7 million.

(Amounts in millions of Euro)

                                                                     SANITEC INTERNATIONAL S.A
                                                      --------------------------------------------------------
LONG TERM DEBT INCLUDING CURRENT PORTION                        December 31, 2002              March 31, 2003
--------------------------------------------------------------------------------------------------------------
    Senior A                                                                267.9                       267.5
    Senior B                                                                108.9                       108.9
    Senior C                                                                108.9                       108.9
    High Yield Bond                                                         260.0                       260.0
--------------------------------------------------------------------------------------------------------------
                                                                            745.7                       745.3

Short-term and overdrafts                                                     4.9                         3.7

PIK On-Loan I.....                                                           70.7                        70.7
Shareholder On-Loan I                                                       334.3                       334.3
--------------------------------------------------------------------------------------------------------------
Total                                                                     1,155.6                     1,154.0
==============================================================================================================



Our long-term debt as of March 31, 2003 matures as follows:

-----------------------------------------------------------------
Year                                                (in millions
                                                        of Euro)
-----------------------------------------------------------------
2003 (April - December)                                     25.8

2004                                                        39.2

2005                                                        48.2

2006                                                        58.2

2007                                                        67.2

Thereafter                                                 911.7
-----------------------------------------------------------------
Total long-term debt                                     1,150.3
=================================================================


We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR 50 million revolving credit facility under the senior credit facility which is subject to restrictive covenants. In addition in December 31, 2002, certain of our operating subsidiaries had an aggregate of EUR 10 million of borrowing capacity under credit facilities of EUR 14.9 million.

In view of the current, uncertain economic environment, in July 2002 we renegotiated with the syndicate of banks and financial institutions that participate in our senior multi-currency term loan and revolving credit facility the "total net debt leverage ratio covenant" of that facility. For the purpose of calculating the "total net debt leverage ratio covenant", we are allowed to adjust EBITDA by any items treated as exceptional or extraordinary and any operational expenses directly related to the acquisition of the Predecessor by the Successor. The revised covenant levels, until September 30, 2005, are set forth in the following table.

                                                                     28 May 2003
                                                                   Page 18 of 20


                                                        X EBITDA
-----------------------------------------------------------------
October 1, 2002-June 30, 2003                               5.15

July 1, 2003 - September 30, 2003                           4.90

October 1, 2003 - March 31, 2004                            4.55

April 1, 2004 - June 30, 2004                               4.25

July 1, 2004 - September 30, 2004                           4.00

October 1, 2004 - September 30, 2005                        3.50

Sanitec International is in compliance with the covenants and provisions contained in the indenture.




SUBSEQUENT EVENTS

After March 31, 2003 there have been no subsequent events of material importance.




QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, including adverse changes in interest rates, currency exchange rates and, to a lesser extent, commodity pricing.


INTEREST RATE RISK MANAGEMENT

We are exposed to interest rate risk through our debt instruments. These instruments are currently comprised primarily of the senior credit facility and certain other operating credit facilities. We manage interest rate risk on a group-wide basis with a combination of fixed and floating interest rate financial instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swaps and options to adjust interest rate risk exposure when appropriate.

The table below provides, as at March 31, 2003, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.

                                                                     28 May 2003
                                                                   Page 19 of 20


(Amounts in millions of euro)

-----------------------------------------------------------------------------------------------------------------
SANITEC INTERNATIONAL S.A.             2003       2004        2005        2006       2007   THEREAFTER     TOTAL
-----------------------------------------------------------------------------------------------------------------
Liabilities:
Long-term debt:
Senior loan                            25.8       39.2        48.2        58.2       67.2      246.7       485.3
Weighted av. rate                      5.1%       5.1%        5.1%        5.1%       5.1%       5.5%        5.3%
PIK loan                                 --         --          --          --         --       70.7        70.7
Rate                                     --         --          --          --         --      13.8%       13.8%
Weighted av. rate                      5.1%       5.1%        5.1%        5.1%       5.1%       7.4%        6.4%

Interest rate swaps:
Variable to fixed                        --       50.0       109.0       200.0         --         --       359.0
Average pay rate                         --       4.1%        4.3%        4.0%         --         --        4.1%

Interest rate options:
Sold floors:                             --     50,000          --          --         --         --      50,000
Weighted av. strike:                     --       2.8%          --          --         --         --        2.8%
Bought caps:                             --     50,000          --          --         --         --      50,000
Weighted av. strike:                     --       4.5%          --          --         --         --        4.5%
-----------------------------------------------------------------------------------------------------------------


This table presents the carrying amounts and estimated fair values of interest rate swaps and options. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.


(Amounts in millions of Euro)

-----------------------------------------------------------------------------------------------------------------
                       SANITEC INTERNATIONAL S.A.                    SANITEC INTERNATIONAL S.A.

                          December 31, 2002                             March 31, 2003
                        Contract    Carrying       Fair        Avg.   Contract    Carrying       Fair       Avg.
                          Amount       Value      Value    Maturity     Amount       Value      Value   Maturity
                                                           (months)                                      (months)
-----------------------------------------------------------------------------------------------------------------
IRS (Euribor)              330.0        -1.4       -8.0        40.2      330.0        -3.0      -10.1       37.2
IRS (GBP -Libor)            30.7         0.0       -0.9        36.2       29.0         0.0       -0.8       33.2

Interest rate options
                           100.0         0.0       -0.2        24.0      100.0         0.0       -0.4       21.0

Foreign exchange
forwards                   150.8         0.0        0.3         2.8      135.8         0.1        0.8        2.8
Foreign exchange
options                      4.2         0.0        0.0         0.7       33.4         0.0        0.1        2.5

                                                                     28 May 2003
                                                                   Page 20 of 20


FOREIGN CURRENCY FORWARD CONTRACTS

The table below provides information, as at March 31, 2003, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.


(Amounts in millions of Euro)

---------------------------------------------------------------------------------------------------------
Currency                           Notional Amount       Fair Value Amount     Proforma Change in Values
---------------------------------------------------------------------------------------------------------
DKK                                           22.1                    22.0                           2.0
GBP                                           11.1                    11.2                           0.5
NOK                                           16.4                    17.0                           1.4
SEK                                           44.8                    44.2                           3.8
USD                                           11.4                    11.6                           1.0
Others                                        30.0                    30.7                           2.3
---------------------------------------------------------------------------------------------------------
Total                                        135.8                   136.7                          11.0
=========================================================================================================



COMMODITY RISK MANAGEMENT

We currently do not engage in any hedging related to risks in commodity or raw material prices. In the future, we may hedge risks related to the price of energy.